April  5, 2013



Securities and Exchange Commission			VIA EDGAR and  FEDEX
Office of Insurance Products
 Attn: Anthony Zapata
100 "F" Street NE
Washington, D.C.   20549-8629

Re:	First Symetra Separate Account S (File No. 811-7949)
	First Symetra True Variable Annuity (File No. 333-183087) Response to Comments to Registration Statement on Form N-4


Dear Mr. Zapata:

First Symetra National Life Insurance Company of New York ("First Symetra") received the Commission staff's April 2, 2013 comments to the above referenced filing on Form N-4. The following are the staff's telephonic comments in bold followed by First Symetra's response to those comments. This responsive letter has been filed on EDGAR for the above-referenced filing.

1. 	 General Comments

	Please clarify whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contract or whether the company will be primarily responsible for paying out on any guarantees associated with the contract.

	-	First Symetra confirms that there are no types of guarantees
		or support agreements with third parties to support any of First Symetra's guarantees under the contract, and First Symetra will be primarily responsible for paying out on or for any guarantees associated with the contract. Because the Wealth Transfer Benefit rider(the "WTB rider") is not currently available, First Symetra has not entered into a reinsurance treaty covering the WTB rider but expects to reinsure the risk associated with the WTB rider if and when it becomes available.

2.	Definitions

	Please confirm that all defined terms used in the prospectus are included in the Defined Terms section of the prospectus and are capitalized throughout the prospectus.

	-	First Symetra confirms that all defined terms used in the
		prospectus are included in the "Defined Terms" section of the prospectus and are capitalized throughout the prospectus.

First Symetra plans to file a post-effective amendment on or about April 30, 2013 for effectiveness May 1, 2013. This post-effective amendment will include minor updates to the underlying portfolio disclosure as required by the underlying portfolios, updated fee and expense information, updated examples and other yearly updates. The post-effective amendment to the registration statement will also include financial statements, exhibits and other required disclosure.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.


Sincerely,

/s/Jacqueline M. Veneziani


Jacqueline M. Veneziani
Vice President and Associate General Counsel
First Symetra National Life Insurance Company of New York
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax